VIA EDGAR
January 26, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Laura Crotty

         Sasha Parikh

Pacira Pharmaceuticals, Inc.

Registration Statement on Form S-1

File No. 333-170245

On behalf of Pacira Pharmaceuticals, Inc., a Delaware corporation (the “Company”), in response to discussions on January 12, 2011 and January 25, 2011 with Sasha Parikh of the staff of the U.S. Securities and Exchange Commission (the “Staff”), the Company advises the Staff that in connection with the Staff’s comments to the Registration Statement on Form S-1 (File No. 333-170245) (the “Registration Statement”) originally filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on November 1, 2010, the Company has revised the Registration Statement in Amendment No. 3 in response to the Staff’s comments as follows:

1.    The Company revised the footnotes on pages 10 and 49 of the Registration Statement to clarify that the pro forma basic and diluted net loss per share was calculated to include the effect of the conversion of the notes issued in the first closing of the issuance and sale of the December 2010 Convertible Notes. The Company revised the bullet point on the top of page 8 of the Registration Statement to clarify that the number of shares outstanding after the offering excludes 167,361 shares of common stock issuable upon the exercise of certain warrants. The Company will further revise the disclosure in the final prospectus to clarify that such warrants were issued in the first closing of the issuance and sale of the December 2010 Convertible Notes.

2.    The Company revised the footnotes on pages 10, 45 and 50 of the Registration Statement to clarify that the pro forma balance sheet and pro forma capitalization were calculated to include the effect to the conversion of the notes issued in the first closing of the issuance and sale of the December 2010 Convertible Notes. The Company revised the bullet point on the top of page 8 of the Registration Statement to clarify that the number of shares outstanding after the offering excludes 167,361 shares of common stock issuable upon the exercise of certain warrants. The Company will further revise the disclosure in the final prospectus to clarify that such warrants were issued in the first closing of the issuance and sale of the December 2010 Convertible Notes.

January 26, 2011

3.    The Company supplementally advises the Staff that the share figure set forth in the second bullet on page 45 of the Registration Statement has been revised to include the effect of the one-for-10.755 reverse stock split on the number of shares of common stock issuable upon outstanding stock options as of September 30, 2010. The Company will revise the third bullet on page 45 in the final prospectus to revise the number of shares of common stock available for future issuance under the Company’s equity compensation plans as of September 30, 2010 which was 115,945 shares.

4.    The Company revised the disclosure on pages 46 and 47 of the Registration Statement to clarify that the number of shares used to calculate dilution includes the shares of common stock issuable upon the conversion of the notes issued in the first closing of the issuance and sale of the December 2010 Convertible Notes.

5.    The Company revised the number of shares used in computing pro forma loss per share—basic and diluted (unaudited) on page 49 of the Registration Statement to include the shares of common stock issuable upon the conversion of the notes issued in the first closing of the issuance and sale of the December 2010 Convertible Notes.

Please contact the undersigned at (650) 858-6016 if you have any comments or questions regarding this letter.

Best regards,

/s/ Joseph K. Wyatt

Joseph K. Wyatt

cc:	David M. Stack (Chief Executive Officer, Pacira Pharmaceuticals, Inc.)
James Scibetta (Chief Financial Officer, Pacira Pharmaceuticals, Inc.)
Gregory P. Rodgers (Latham & Watkins LLP)